
SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C. 213 SECTION



SE 07003981 MISSION

AB*
3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XE Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 West 40th Street, 3rd Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay (212) 897-1692
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/07

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael F. Szymanski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XE Capital Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COLLEEN BRENNAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BR6151637
Qualified In Richmond County
Commission Expires Aug. 21, 2010

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer (M4-01/07)

To the Member of
XE Capital Securities LLC

In planning and performing our audit of the financial statements of XE Capital Securities LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for



which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007


MAIL
PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION

XE Capital Securities, LLC

Statement of Financial Condition
December 31, 2006

XE Capital Securities, LLC
Index
December 31, 2006

Report of Independent Auditors

To the Member of
XE Capital Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of XE Capital Securities, LLC (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

XE Capital Securities, LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 11,913,600
Due from XE Capital Management, LLC	1,682,600
Prepaid expenses	26,365
Total assets	$ 13,622,565
Liabilities and Member's Capital	
Liabilities	
Commission fees payable	$ 5,515,172
Accounts payable and accrued expenses	57,233
Total liabilities	5,572,405
Member's capital	8,050,160
Total liabilities and member's capital	$ 13,622,565

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Operations

XE Capital Securities, LLC (the "Company"), is a Delaware limited liability company whose sole member is XE Capital Management, LLC ("XE Capital"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company does not carry accounts for customers or perform custodial functions related to securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers investments in money market funds and other highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2006, all of the Company's cash and cash equivalents were held in accounts at large unaffiliated banks. The Company is subject to credit risk should these banks be unable to fulfill their obligations.

Fixed Assets
Fixed assets, representing computer equipment, are stated at cost less accumulated depreciation. The Company depreciates its fixed assets over their estimated useful life of five years using the straight-line method. As of December 31, 2006, all fixed assets have been fully depreciated.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that the risk of loss is remote.

Income Taxes
The Company is included in the income tax return of XE Capital for U.S. federal, state and local income tax purposes. Income taxes are provided in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (SFAS No. 109)," which requires the asset and liability method of accounting for deferred taxes. The Company calculates its taxes based on the applicable federal, state, and local tax rates, and the amount of current tax or benefit calculated is either remitted to, received from, or treated as capital contribution or distribution from XE Capital. There is no tax sharing agreement between the Company and XE Capital. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Recently Issued Accounting Standards
FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109" (FIN 48), is an interpretation that clarifies the accounting for tax positions accounted for under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of benefits associated with tax positions taken or expected to be taken in a tax return. For any amount of those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities based on the technical merits of the position. The amount of benefit recognized is based on the Company's assertion of the most likely outcome resulting from an examination. FIN 48 is applicable to all tax positions as of January 1, 2007. The Company is currently evaluating the impact of FIN 48 on its financial statements for the year ended December 31, 2007.

3. Related Party Transactions

The Company has entered into an Office and Administrative Services Agreement with XE Capital (the "Services Agreement") that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, XE Capital provides administrative, accounting, facility and other management and back-office services to the Company in consideration for a monthly fee. The Company's obligation to pay XE Capital pursuant to the Services Agreement shall be forgiven if the payment would cause the Company's net capital to fall below 120% of its minimum net capital requirement under SEC Rule 15c3-1(the "Rule") or, if applicable, the Company's aggregate indebtedness would exceed 1200% of its net capital under the Rule. Forgiven fees payable would be recorded in the Company's financial statements as a capital contribution from XE Capital; none were forgiven during the year ended December 31, 2006.

For the year ended December 31, 2006, expenses relating to the Services Agreement totaled $345,235.

The Company has entered into a placement agreement with XE Capital Advisers, LLC ("Advisers"), a registered investment advisor with the SEC and a wholly-owned subsidiary of XE Capital, in which the Company acts as a non-exclusive placement agent for funds managed by Advisers for a fixed per annum amount subject to adjustments on an annual basis upon mutual consent. For the year ended December 31, 2006, the placement fee paid to the Company was $3,000,000.

As of December 31, 2006, the major source of the Company's revenues is from the placement fees earned from Advisers. The Company could be materially affected by the actions of Advisers or Advisers' ability to raise ongoing contributions for the funds managed by Advisers.

As described above, the Company is a member of a group of affiliated companies and has significant transactions with members of the group. It is possible that the terms of these transactions are not the same as those which would result from transactions with unrelated parties.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital defined as the greater of 6-2/3% of aggregate indebtedness or

a minimum dollar requirement of $5,000. At December 31, 2006, the Company's net capital was $6,341,195 which was $5,969,702 in excess of its minimum requirement of $371,493.

5. Income Taxes

XE Capital is treated as a corporation for U.S. tax purposes. Accordingly, the Company records taxes on a separate company basis. For the year ended December 31, 2006, the Company has total income tax benefit of $1,728,600, which is reflected in the net receivable from XE Capital at December 31, 2006.

6. Subsequent Events

Pursuant to a revised placement agreement effective January 1, 2007, the annual placement fee described in Note 3 has been adjusted from $3,000,000 per annum to $1,800,000.

Commission fees payable of $4,884,720 were paid by the Company on January 26, 2007.


END